Exhibit 99.1
Royal Bank of Canada
Notification of Meeting and Record Date
Pursuant to subsection 137(7) of the Bank Act and National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following in connection with our Annual Meeting of Common Shareholders:

Date of meeting	February 29, 2008

Record Date for Notice and Voting	January 4, 2008

Beneficial Ownership Determination Date	January 4, 2008

Securities Entitled to Receive Notice of and Vote at the Annual Meeting of Common Shareholders	Common Shares

Whether the meeting of Common Shareholders is a special meeting	No
Yours truly,
Carol J. McNamara (signed)
Vice-President and Secretary
November 30, 2007